123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

March 3, 2020

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Ms. Theresa Brillant and Ms. Lyn Shenk

Division of Corporation Finance, Office of Trade & Services

100 F Street, NE

Washington, DC 20549-3561

RE:	AutoZone, Inc.

Form 10-K for Fiscal Year Ended August 31, 2019

Filed October 28, 2019

File No. 001-10714

Dear Ms. Brillant and Ms. Shenk:

AutoZone, Inc. (the “Company”) respectfully acknowledges receipt of and is pleased to respond to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended August 31, 2019. Below is our response to the comments in your letter dated February 19, 2020. For your convenience of reference and review, we have repeated your comment as presented in the letter and replied in bold immediately under the comment.

Form 10-K for the Fiscal Year Ended August 31, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.

We note per the risk factor on page 13 that the development of new commercial programs is one of the factors driving annual revenue growth. We also note that total commercial sales increased 21.1% in the fourth quarter of 2019 as compared to the fourth quarter of 2018, and represented 22% of total sales (per your Q4 2019 Earnings Call). Please tell us your consideration of separately quantifying the amount of sales, cost of sales, and gross margin derived from your commercial programs, as well as discussing the factors causing changes in these amounts between reporting periods, in addition to discussing the impact of these operations on total gross profit and cost of sales.

AutoZone Response:

As of August 31, 2019, over 85% of the Company’s domestic stores have sales to commercial customers (commercial programs). Sales to domestic commercial customers have been a significant driver of our domestic same store sales growth rates over the last several years as we have increased our focus on growing these sales. In discussing our Results of Operations within Management’s Discussion and Analysis we have quantified the dollar and percent increase of our domestic commercial sales growth in discussing our sales results. We have not quantified the total domestic commercial sales in any given year, but in response to this comment we will start quantifying domestic commercial sales in future filings as that information is routinely provided as part of our earnings releases.

We do not separately disclose the cost of sales nor gross margin for commercial programs as we do not separately calculate a cost of sales in accordance with the U.S. generally accepted accounting principles for sales to commercial customers. We know that the direct product cost portion of cost of sales would be the same whether the product is sold to a retail or a commercial customer; however, the gross margin will be lower when sold to a commercial customer due to the typically lower sales price.

2.

We note that a separate discussion and analysis of cost of sales is not provided. We also note from your fourth quarter 2019 earnings call that products sold in the commercial business have a lower margin than products sold in the retail business. In light of this, please expand your disclosure to provide a separate discussion and analysis on cost of sales, including separate quantification and discussion of changes in the significant components comprising cost of sales. Please note that in periods when total cost of sales does not materially vary from the prior period, the impacts of material variances in components of the cost of sales that offset each other should still be separately quantified and discussed. Refer to Item 303(a)(3) of Regulation S-K.

AutoZone Response:

As noted in response to the first question, we do not separately calculate a cost of sales in accordance with the U.S. generally accepted accounting principles for sales to commercial customers. As such, the lower selling price on products sold to commercial customers lowers our overall gross margin. We believe that discussing our business performance by discussing the significant components of gross margin versus cost of sales is more beneficial to the reader and in future filings the Company will indicate any material change in the significant components of gross margin even if changes in those components offset.

Please let us know if you have any further questions or if we can clarify any other issue that you may have.

Yours truly,

AutoZone, Inc.

By:	/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer and Executive Vice President
Finance, Information Technology and Store Development